[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR
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Zarlink Signs Agreement to Acquire Legerity

o Creates combined semiconductor company with revenue in excess of US$250 million, targeting the growing voice-over-packet communication market

OTTAWA, CANADA, June 25, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today announced it has entered into an agreement to acquire privately held Legerity Holdings, Inc., a leading developer and supplier of voice ICs (integrated circuits) for carrier, enterprise and residential gateway equipment.

      Under the terms of the agreement, Zarlink will acquire Legerity for US$134.5 million in cash, subject to working capital adjustments. Zarlink intends to fund this acquisition through a combination of its cash resources and, as required, draw down on a bridge facility of up to US$50 million. Zarlink has secured a commitment letter for the financing for the transaction through a syndicate of lenders led by CIBC and including National Bank of Canada, the Royal Bank of Canada and the Bank of Nova Scotia. CIBC World Markets acted as an exclusive financial advisor to Zarlink on the transaction.

      The commitment letter permits the reduction or elimination of the bridge facility by the issuance of debt or equity securities. The bridge facility will be cancelled to the extent not drawn down at the closing of the acquisition. The transaction is expected to close in late July, subject to closing conditions, including expiration or termination of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Act.

      "This acquisition will accelerate and expand Zarlink's plans for the voice-over-packet market," said Kirk K. Mandy, President and CEO, Zarlink Semiconductor. "Both companies are designing complementary technologies that enable high-quality voice services. We share a very similar customer base but are not direct competitors. As a result, we expect there to be substantial cross-selling opportunities across a larger customer base and plan to deliver more integrated, higher-value solutions for the rapidly growing voice-over-Internet and voice-over-cable markets."

      "Combining Zarlink and Legerity creates a well positioned semiconductor company with the scale necessary to compete effectively in a consolidating and growing network communications industry," said Hank Perret, President and CEO, Legerity. "Legerity brings to Zarlink field-proven technologies, engineering knowledge and established customer relationships to help build a fast-growing, profitable company."

      "I would like to welcome the Legerity employees and management team to Zarlink," said Dr. Henry Simon, Chairman of the Board of Zarlink Semiconductor. "There is no question that their technical expertise and market knowledge will be of great benefit to the combination of Zarlink and Legerity in building a strong and growing network communications portfolio."

      Legerity, headquartered in Austin Texas with 216 employees globally, is a leading supplier of analog voice technologies for carrier, enterprise and residential gateway equipment. With over 750 million chipsets deployed, Legerity utilizes proprietary processes to offer industry-leading performance and IC integration. Through comprehensive reference designs and focused customer support, the company provides quick time-to-market solutions while minimizing the customers' cost of development.

      Legerity's growth is fueled by service providers, including telephone and cable system operators, who are bundling triple-play telephone, television and Internet services for enterprise and residential customers. With the continued evolution to next-generation packet networks and the global availability of broadband connectivity, equipment manufacturers have designed Legerity's products into fiber-based access equipment as well as cable and DSL (digital subscriber line) residential gateways.

      Zarlink's broad portfolio of network synchronization, voice enhancement and telecom-related products will be combined with Legerity's products and technologies to create a powerful platform for the growing deployment of next-generation networks. Legerity President and CEO Hank Perret will lead the creation of a combined network communications product portfolio. Mr. Perret will report to Zarlink President and CEO Kirk Mandy. A number of Legerity's executives will be joining Zarlink's management team.

      Zarlink's focus on growth opportunities in optoelectronics, ultra low-power medical telemetry and analog foundry remains unchanged by this acquisition.

Financial Highlights

      Over the past three years Legerity has grown revenue from US$88 million in calendar year 2004 to US$113 million in calendar year 2006. For the calendar year 2006, income from operations was US$5.1 million and net income was US$4.1 million.

      Beginning in the current fiscal year, this transaction is expected to be accretive and provide annualized synergies in excess of US$7 million.

Analyst Conference Call

      An open conference call for analysts will be held today beginning at 5:00 p.m. EDT. Investors, media and other parties are listen-only. Please dial 416-644-3415 or 1-800-733-7560. The replay number is 416-640-1917 (passcode
21237870#) or 1-877-289-8525 (passcode 21237870#). The replay is available until midnight, Monday, July 9, 2007. A live audio webcast will be available through www.newswire.ca (Canada NewsWire) or from the Company's website at www.zarlink.com.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

About Legerity Holdings, Inc.

      Legerity is a trusted name in voice integrated circuits (ICs) for high-voltage, analog/mixed signal semiconductor and software technologies. Legerity has years of demonstrated expertise in multiple voice technologies, world-class factory and field engineering support with a "high touch" customer philosophy, and consistent, reliable, high volume supply of premium quality IC components. Headquartered in Austin, Texas, Legerity supports the needs of a global customer base through proprietary semiconductor technologies, superior manufacturing processes, and more than 500 U.S. and international patents. Visit Legerity on the Web at www.legerity.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to successfully integrate Legerity and any businesses acquired in the future; our reliance on key personnel; any potential undisclosed liabilities associated with the Legerity acquisition; the potential adverse effect on critical reference design partners who may object to the Legerity acquisition; our ability to continue to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com